U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number  333-137624

NOTIFICATION OF LATE FILING

(Check One):	x Form 10-K	" Form 20-F	" Form 11-K
	" Form 10-Q	" Form N-SAR

For Period Ended:  December 31, 2009

"	Transition Report on Form 10-K
"	Transition Report on Form 20-F
"	Transition Report on Form 11-K
"	Transition Report on Form 10-Q
"	Transition Report on Form N-SAR

For the Transition Period Ended:____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

SOLEIL CAPITAL L.P.
Full Name of Registrant

JOBSINSITE, INC.
Former name if applicable

42450 Hollywood Blvd., Suite 105
Address of principal executive office (Street and number)

Hollywood, Florida 33020
City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

Soleil Capital L.P. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 because the auditors have not had sufficient time to complete their review process. As a result, the Company will require additional time to finalize the financial statements and the disclosures contained in the Form 10-K.

The Registrant believes it will be able to file the Annual Report for the year ended December 31, 2009 within the 15-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Adam Laufer	305	537-6607
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            x  Yes        "  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?            "  Yes        x  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Soleil Capital L.P.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2010

Soleil Capital L.P.
	By:	Soleil Capital Management L.L.C., its general partner

/s/ Adam Laufer
	Name:	Adam Laufer
	Title:	Chief Executive Officer